August 17, 2020

VIA CORRESPONDENCE

Stephen Krikorian, Accounting Branch Chief

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Opera Limited

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed April 30, 2020

File No. 001-38588

Dear Mr. Krikorian and Mr. Rohn:

This letter sets forth the response of Opera Limited (the “Company”) to the comments contained in the letter dated July 9, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the Fiscal Year Ended December 31, 2019

Consolidated Statements of Operations, page F-3

1.

We note that you have presented expense line items that are expenses by nature and other expense line items that are expenses by function. Please revise your presentation of expenses to present them either by nature or by function. Refer to IAS 1.99.

IAS 1.101 states that components of financial performance may differ in terms of frequency, potential for gain or loss and predictability, and requires that expenses should be sub-classified to highlight this. To achieve this, IAS 1.99 requires the presentation of an analysis of expenses recognized in profit or loss using a classification based on either their nature or their function within the entity, whichever provides information that is reliable and more relevant. It is because each method of presentation has merit for different types of entities that the standard requires management to make this selection (IAS 1.105). IAS 1.100 encourages, but does not require, the chosen analysis of expenses to be shown on the face of the statement presenting profit or loss (titled “statement of operations” by the Company). This means that entities are permitted to disclose the classification on the face on a mixed basis if the required classification is provided in the notes (EY, International GAAP 2020, chapter 3, section 3.2.3). In fact, the IASB itself prepared an example of a statement of profit or loss using a mixed approach in an illustrative example to IAS 7 (IAS 7.IE A).

In the Company’s consolidated statement of operations for the year ended December 31, 2019, expenses directly attributable to revenue recognized in the period were classified as cost of revenue, i.e. based on function, while other expenses were classified based on their nature. Because information on the nature of expenses is useful in predicting future cash flows, additional disclosure on the nature of expenses is required when the function of expense classification is used (IAS 1.104-105). Information on the nature of cost of revenue was provided in note 7 on page F-33. Management at the Company determined that this mixed approach for classifying expenses was neutral, i.e. free of bias since it did not result in undue prominence to certain line items. Moreover, the mixed approach was consistent with the consolidated financial statements for the year ended December 31, 2018, and the basis for classifying expenses was explained in note 2 on pages F-10 and F-20. Classification that is neutral, applied consistently, explained and specified by nature in notes are criteria for what PwC considers to be prerequisites for mixing function and nature on the face of the statement of operations (PwC, Manual of accounting – IFRS 2019, FAQ 4.110.1).

A challenge facing entities that classify expenses by function on the face of the statement of profit or loss is determining how this presentation interacts with the specific requirements to present the effect of some events and circumstances as single amounts on the face of that statement. For example, IAS 1.82 sets out certain items which should appear on the face of the statement of profit or loss. These specific items essentially identify the results of transactions by their nature (that is to say, not by their function in the business). This highlights a degree of ambiguity in the requirements of IAS 1 with regards to classification of expenses by nature or function and emphasize the need for judgment by preparers in ensuring that information provided is reliable and relevant.

Management at the Company believes that the adopted mixed approach for presentation of expenses, together with the supplementary disclosures, resulted in relevant and reliable information being provided to users of the financial statements. Moreover, management believes the adopted approach is in accordance with IFRS.

2.

Your Statement of Operations includes the line item, Other changes in fair value of loans to customers. Based on your disclosure in Note 5 on page F-29, it appears that this line item includes amounts only resulting from credit losses. Please revise the caption of this line item to provide a more clear description of the nature of the items included in the line item. Refer to IAS 1.55A(b).

Loans to customers are short-term loans provided to individuals (“microloans”) in exchange for an origination fee that remains fixed regardless of any early repayment. Additional fees in the form of interest accrues only if and after a loan is not repaid by its due date.

The microloans are by nature financial instruments as per IAS 32.11. In accordance with IFRS 9.4.1.1, management at the Company considered the following aspects in determining the classification of the microloans under IFRS 9:

-	the entity’s business model for managing the financial asset; and
-	the contractual cash flow characteristics of the financial asset.

The microloans are held within a business model whose objective is to hold the assets and collect the contractual cash flows over the life of the instruments. There is no pattern of selling the loans, and the performance of the business is not measured at fair value for internal purposes. However, in 2019, the Opera group had established a contractual obligation based on its business practices and external communication to limit the amount of interest in the form of late fees that could accrue to the amount of the principal and origination fee. That meant that for overdue loans that were repaid after having reached such limit, the contractual cash flows were not payments of principal and interest on the principal amount outstanding (the “SPPI criteria”). This was due to the interest amounts not being consideration for the time value of money, somewhat similar to Instrument H in IFRS 9.B4.1.14. Consequently, the microloans were measured at fair value through the statement of operations in accordance with IFRS 9.4.1.4. Put differently, the microloans were not measured at amortized cost because the contractual cash flow characteristics did not meet the SPPI criteria.

There are few specific requirements in IFRS that address the presentation of gains and losses on financial instruments at fair value through profit or loss. Management determined that it would provide relevant and reliable information to users of the financial statements if changes in fair value were disaggregated in the statement of operations into interest income (presented as revenue by the Company) and other changes in fair value (predominantly driven by realized and expected cash shortfalls, i.e. credit losses). Such disaggregation of fair value changes is aligned with what is outlined in KPMG’s Insights into IFRS, 16th edition, section 7.10.65.10, where KPMG argues that for financial instruments measured at fair value through profit or loss, an entity may present interest income separately from other changes in fair value in the income statement. Also, EY’s International GAAP 2020, chapter 54, section 7.1.2 argues that an entity is not prohibited from disaggregating different components of the change in fair value of debt instruments on the face of the statement of profit or loss.

Neither IFRS 9 nor IAS 1 precludes an entity from using the effective interest method to calculate and present interest income. Accordingly, interest income, comprising of origination fees and late interest, was recognized as revenue when interest accrued based on the effective interest method. In adopting this measurement principle, management aimed at providing a measure of interest income that would be consistent with how interest income would be measured had the microloans been measured at amortized cost, a method that is familiar to users of the financial statements.

Other changes in fair value were calculated as the difference between all cash flows that were expected at inception of the contract and the future cash flows that were expected to be received at the reporting date, discounted at a credit-adjusted effective interest rate. Any changes in expected cash flows after initial recognition were adjusted in the carrying amount of loans to customers and reflected as Other changes in fair value of loans to customers in the statement of operations. At initial recognition, the microloans were recognized at fair value. Accordingly, this approach reflected the changes in expected cash flows equivalent to the income approach (IFRS 13.62, IFRS 13.B12 and subsequent paragraphs).

The net of interest income and other changes in fair value of loans to customers represented the net change in fair value. Relevant aspects of the information above was provided in note 2 on pages F-15 and F-19, and note 5 on pages F-29-30.

When determining to present other changes in fair value of loans to customers as a separate line item, management considered the requirements in IAS 1.82. That paragraph requires the separate presentation on the face of the statement of profit or loss of impairment losses, including reversals of impairment losses or impairment gains, determined in accordance with IFRS 9.5.5. The impairment losses regulated in IFRS 9.5.5 include those for financial assets measured at amortized cost, and certain other financial assets, but not those for financial assets measured at fair value through profit or loss in accordance with IFRS 9.4.1.4. Based on this, management determined that impairment losses on financial assets measured at amortized cost, such as trade receivables, needed to be presented as a separate line item on the face of the statement of operations. Management decided to label this line item as Credit loss expense to reflect the nature of the expense.

While the primary underlying factor explaining the measure of other changes in fair value of loans to customers was credit losses, management determined that it would not be appropriate under IAS 1.82 to include this amount in the same line item as credit losses measured in accordance with IFRS 9.5.5.

Recognizing that credit losses were the primary factor explaining other changes in fair value of loans to customers, which is relevant information to the users of the financial statement, management prepared disclosures that aimed to be clear about this fact. For example, in the segment and revenue information in note 4 on page F-26, a footnote was provided to explain that credit losses in the measure of segment profit for the fintech segment was consistent with the line item Other changes in fair value of loans to customers in the statement of operations. Moreover, in note 5 on loans to customers on page F-29, the measure of accumulated credit losses in the maturity tables were explained in a footnote to be part of Other changes in fair value of loans to customers in the statement of operations.

Based on the above, management believes that the adopted approach for disaggregating changes in fair value of loans to customers on the face of the statement of operations is acceptable under IFRS. Moreover, management believes that IFRS requires the measure of other changes in fair value to be presented separately from impairment (credit) losses on financial assets measured at amortized cost. Still, we acknowledge that the caption for the line item could be changed to better reflect the underlying nature of the expense and thus management intends to reconsider this when preparing the annual financial statements for the year ending on December 31, 2020.

Notes to the Consolidated Financial Statements

Note 5. Loans to Customers, page F-29

3.

Your disclosure indicates that you recorded accumulated credit losses on loans to customers that is 41% of the total amount disbursed. You further disclose that the average duration for a micro loan in 2019 was 15 days. Please explain what changed after you estimated the customer loan fair value at initial recognition. Provide us with an analysis that explains your basis for the amount recorded as the original value of the customer loan and the amount recorded as credit losses associated with those loans. Refer to IFRS 9.5.1.1.

As outlined above, loans to customers are microloans provided to individuals. In 2019, the contractual maturities of these microloans ranged from seven days to a full calendar year, with the average for loans granted in the period being 15 days.

On initial recognition, i.e. the dates when microloans were disbursed, the financial assets were measured at their fair values in accordance with IFRS 9.5.1.1. How to measure fair value is specified in IFRS 13. IFRS 9 and IFRS 13 acknowledge that the best evidence of the fair value of a financial instrument on initial recognition is normally the transaction price, i.e. the fair value of the consideration given (or received), although this will not necessarily be the case in all circumstances (IFRS 9.B5.1.1, B5.1.2A and IFRS 13.58). Put differently, the inherent default premise in IFRS for initial and subsequent measurement of microloans is that these are initially recognized with no “day 1” gains or losses.

The transaction price in the case of the microloans provided by the Opera group is the amount transferred to the customers. That is the amount initially recognized as a loan to customers on the date a microloan is provided.

Management considered if the fair value of microloans at initial recognition was materially different from the transaction price. When performing this assessment, management considered if there were observable quoted prices in an active market for identical assets (“level 1 input”), and if fair value could be estimated based on a valuation technique that used only data from observable markets. Ultimately, management concluded that there were no quoted prices for identical assets and that fair value could not be estimated using only data from observable market. Therefore, microloans were recognized at origination as the amount transferred to the customers. Management also determined that at initial recognition, the fair value of the loans, being the net present value of expected future cash flows, in all material respects equaled the cash flows disbursed when the loans were issued.

As these microloans are short-term in nature, management determined that it was feasible to estimate fair value by discounting future expected cash flows using a credit-adjusted effective interest rate. The credit-adjusted effective interest rate is the rate that exactly discounts the estimated future cash flows of the financial asset to its fair value at initial recognition. Since these loans had short maturities, the measure of fair value was not overly sensitive to changes in interest rates, as outlined in note 5 on page F-30 where measures of sensitivities to this effect were provided.

The microloans are unsecured loans provided to individuals in developing markets, including India and Kenya. The loans are provided through apps on smartphones. When individuals apply for loans, they are required to provide details through the app and grant access for the app to collect certain information from the handsets. Based on the data collected, the back-end credit scoring system determines the credit risk and if within defined parameters, loans are granted. For most of the loan applications, the application and approval or rejection of loans occur instantly. The amount available for borrowing by creditworthy individuals differs for first-time and returning customers with a proven creditworthiness. This is to manage the credit risk. Still, the nature of the loans is characterized by relatively high credit risk, evidenced by the credit losses observed in 2019 and disclosed in the consolidated financial statements. As the business expanded during 2019, we observed declining delinquencies. This was driven by different factors, including the credit scoring system accumulating data and thus being better able to determine the credit risk and by an increase in returning customers with a proven creditworthiness. Origination fees and late interest were set at amounts and levels that compensated the Opera group for the inherent credit risk.

Subsequent to initial recognition at fair value (the amount transferred to the customers), fair value was measured by discounting future expected cash flows using the credit-adjusted effective interest rate. Management determined that this method reflected the changes in expected cash flows equivalent to the income approach in IFRS 13.B12 and following paragraphs. Appropriate segmentation of customers is key in obtaining a reasonable estimate of the expected cash flows and thus the basis for the estimate of fair value. In our fair value model, each loan is separated into a group of loans where each group of loans has a corresponding recovery curve. The recovery curve reflects the expected cash flows for that group of loans and is constructed based on the observed historical data for loans with similar characteristics (e.g. maturity, actual repayments and borrowed amount). As loans progress and we obtain payment data (behavioral data) on the customer, the loans are transferred to the corresponding group that is aligned with the observed payment history for that specific contract. Using historical data for loans with similar characteristics, “recovery curves/matrixes” were constructed. These recovery curves then formed the basis for our cash flow forecasts, which is the average daily cash flow observations for that group. At initial recognition, each loan is assigned a credit-adjusted effective interest (CEIR) rate based on the expected cash flows (i.e. the recovery curve). This CEIR is the rate that at inception of the loan contract, exactly discounts the estimated future cash flows through the expected life of the financial asset to the disbursements amount. This implies that all contractual terms of the financial asset and expected credit losses are reflected (such as rollover fees) in the estimates of expected cash flows. The CEIR is subsequently used as the discount rate when calculating the estimated fair value of the loan.

The model outlined above captures the fact that credit risk increases significantly for loans that are not repaid at or before their maturity dates. This was disclosed in the maturity tables in note 5 on page F-29. For loans that are more than 31 days past due, the carrying amounts are significantly less than the contractual amount due, reflecting the fact that we do not expect to recover a significant portion of the amounts due. This also explains why the observed and recognized credit losses (presented as Other changes in fair value of loans to customers) are relatively high.

Lastly, we would like to note that the total amount of Other changes in fair value of loans to customers recognized in 2019, predominantly credit losses, was $54 million and that the total amount of disbursements was $857 million, as disclosed in the table on page F-30. Thus, credit losses and other changes in fair value of loans to customers represented 6.3% of total disbursements.

* * *

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at +47 975 66 930 or our U.S. counsel, Ben James of Kirkland & Ellis, at +852 3761-3412.

Very truly yours,

By:         /s/ Frode Jacobsen

Name: Frode Jacobsen

Title: Chief Financial Officer

cc:      David T. Zhang, Esq., Kirkland & Ellis

Ben James, Esq., Kirkland & Ellis

Dave Vijfvinkel, KPMG AS